September 26, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Linda Cvrkel
Branch Chief Division of Corporate Finance Mail Stop 3561

Re:	Gaiam, Inc.
Form 10-K for the Year Ended December 31, 2013 Filed March 31, 2014 Form 10-Q for the Quarter Ended June 30, 2014 Filed August 8, 2014 File No. 000-27517

Dear Ms. Cvrkel:

This letter responds to your letter dated September 12, 2014 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings. Gaiam, Inc. (the “Company”, “we”, “us”, “our” or “Gaiam”) responses to the Staff’s comments follow the numbered comments contained in the letter, which we have reproduced below. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2013

Item 1. Business, page 3

Our Reporting Segments, page 7

1. We note your disclosure that your business segment is dependent upon a few major customers. We also note the disclosure on page 53 that sales to your largest customer accounted for approximately 32.1% of total net revenue during 2013. Please confirm that in future filings you will disclose the names of any customers who accounted for ten percent or more of your revenues and whose loss would have a material adverse effect on the company, if appropriate. In your response, please provide us with your proposed revised disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings so that we disclose the names of material customers pursuant to Item 101(c)(1)(vii) of Regulation S-K.

The company proposes the following disclosure (to be added to the ‘Business Segment’ section in Item 1 and the ‘Segment and Geographic Information’ footnote in Item 8):

“Sales to our largest customer, Target Corporation (“Target”) accounted for 32.1%, 22.9% and 15.8% of our total net revenue during 2013, 2012, and 2011, respectively. The loss of Target as a customer would have a material adverse effect on our business. No other customer accounted for 10% or more of our total net revenue.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 23

2. We note your disclosure that net revenue in the business segment increased 22.5% during 2013 compared to 2012 due to better sales performance at your top 25 retailers and growth in your Gaiam Restore and SPRI product lines. We also note that net revenue in your direct to consumer segment increased 21.5% during 2013 compared to 2012 primarily due to subscriber growth at Gaiam TV, revenues from My Yoga Online, and increased revenue at your travel subsidiary. In this regard, please identify the underlying economic business reason(s) for material increases or decreases. For example, we suggest enhancing your discussion of material changes related to product mix, sales prices, productivity levels, etc., to include quantitative analysis such as the number of units sold by product along with the selling price of the product, or other relevant measures, and addressing the reasons for any significant changes between the periods. We also suggest in addition to indicating the product line that accounts for material change in sales, you should consider explaining the reasons for why the decrease/increase occurred and your expectations for future sales. Refer Item 303 of Regulation SK.

Company Response: Our revenues are derived from multiple channels and from a broad group of diverse products and customers. In response to the Staff’s comment, we will revise future filings to provide a narrative discussion of the extent to which changes in our revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

Liquidity and Capital Resources, page 27

3. We note your table on page 27 discloses the cash flows for each of the years ended December 31, 2011, 2012 and 2013. However, it appears that your discussion below the table only discusses 2012 and 2013. Please expand your liquidity discussion, in future filings, to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Company Response: We will revise future filings so that the liquidity discussion addresses cash flows for the three-year period covered by the financial statements.

Notes to the Financial Statements

General

4. We note from your statement of cash flows that you used cash of $6 million to purchase a business in 2013 and we note from your disclosure on page 15 that you issued 1,055,000 shares of your class A common stock into escrow as partial payment for this 2013 acquisition. We also note from your disclosure in Note 1 that $11.3 million of goodwill was recognized during 2013 related to acquisitions. Please provide us details of this acquisition including the purchase price allocation and an explanation of how you valued and accounted for the shares issued as purchase consideration in this transaction. Also, if the majority of the purchase price was allocated to goodwill, please explain to us the reasons why the allocation is appropriate and tell us how you evaluated the acquisition for the existence of PP&E or other amortizable intangibles. Please refer to the guidance in ASC 805-20-55. Additionally, in light of your disclosure in Note 1 that the purchase allocation was preliminary at the time of the filing of this Form 10-K, please tell us if you have finalized your purchase price accounting and if so, tell us the nature and amount of any adjustment.

Company Response: On October 31, 2013, we acquired all of the outstanding common stock of My Yoga Online, ULC (“My Yoga Online”), an on-line yoga video streaming subscription business in Canada. We believe this acquisition increases our subscriber base and expands our content offering to the existing subscribers of both companies. The acquisition was not a significant business combination for Gaiam. The aggregate consideration of $12.597 million consisted of:

•	cash payments of $5.982 million; and

•	1.055 million shares of Gaiam class A common stock issued to consummate the acquisition, the closing stock price of Gaiam common stock at October 31, 2013 being $6.27 per share.

We performed a detailed internal review and search for potential intangibles using the list provided in ASC 805-20-55 as a guide. During the three months ended March 31, 2014, we completed our valuation of the fair value of My Yoga Online’s assets acquired and liabilities assumed, along with the related allocation to goodwill and intangible assets. We also obtained a third-party appraisal of the intangible assets to ensure that they were fully identified and valued. The aggregate consideration paid by us exceeded the aggregate estimated fair value of the assets acquired and liabilities assumed by $10.609 million, which we have recognized as goodwill. This goodwill is attributable to the domain expertise of the assembled workforce that has demonstrated an ability to generate new content, subscriber growth and revenues from future subscribers.

The following is our final allocation of the aggregate consideration as of October 31, 2013 (in thousands):

Property and equipment	$65
Deferred revenue	(337)

Net liabilities assumed	(272)

Identifiable intangible assets:
Content library	1,270
Customer relationships	860
Domain name	130
Goodwill	10,609

Aggregate consideration	$12,597

Our final allocations were not significantly different from the preliminary amounts disclosed in our Form 10-K for the year ended December 31, 2013.

In further response to the Staff’s comment, during 2013, we recognized $660 thousand of goodwill for the acquisition of two other immaterial entities.

Form 10-Q for the Quarter Ended June 30, 2014

Management’s Discussion and Analysis

Results of Operations, page 13

5. We note that your disclosure on page 14 indicates that cost of goods sold decreased as a percentage of revenue in the first six months of 2014 partially due to the conversion of your media category management business from a licensed model to a distribution model. Please describe for us, and revise your notes to the financial statements to disclose in greater detail the nature of this change and explain to us how this change affects your revenue recognition policies.

Company Response: We call the Staff’s attention to the disclosure about this change in Item 2, Overview and Outlook, page 12. We wish to emphasize that the change discussed is a change in our operations, not a change in our revenue recognition policy.

To provide further clarification to our disclosure, our category management business consists of contracts with certain vendors to sell their products along with ours in Target. It is a service we provide to Target to reduce the number of vendor relationships it must manage.

Before the change, our arrangements with these vendors required that we take ownership of the inventory. We earned a minimal gross margin on each underlying transaction, and were required to use a significant amount of working capital to purchase the inventory. We accounted for these arrangements on a gross basis, since we concluded that we were acting as the principal in the arrangement.

We entered into a new contract with one of the largest vendors effective October 1, 2013, and another vendor effective April 1, 2014. Under the new contract terms, we hold the inventory on consignment and do not take ownership. We earn a fixed fee similar to what we earned under the old contracts. We are accounting for the new contracts on a net basis, since we have concluded that we are acting as the agent in the arrangement. The new contracts have resulted in significantly reduced working capital requirements and operating costs.

In response to the Staff’s comment, we will revise our disclosure in future filings to clarify the nature of the change.

Table of Contractual Obligations, page 17

6. We note that your disclosure of Contractual Obligations reflects Media Distribution Advances of $7 million. Please explain to us and revise the notes to the financial statements to disclose the nature of these advances. Also, in light of the fact that the Form 10-K for the year ended December 31, 2013 does not disclose the nature or amount of these advances, please explain to us when this obligation was first incurred.

Company Response: On January 1, 2014, we entered into an exclusive media distribution agreement which requires that we make minimum quarterly advance payments (against future distribution liabilities) ranging from $500,000 to 1,000,000 through October 2016. In response to the Staff’s comment, we will revise future filings by describing this obligation as ‘minimum distribution payments’.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (303) 222-3782.

Regards,

/s/ Stephen J. Thomas
Stephen J. Thomas Chief Financial Officer